FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of June 27, 1997
                                   -------

                          TURBODYNE TECHNOLOGIES INC.
                          ----------------------------
                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X      Form 40-F
                          ------            -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No     X
                             ------           ------
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                  ___________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
-----------------
Date                               /s/Leon E. Nowek
                                   ---------------------
                                   Signature

                                   Leon E. Nowek
                                   ---------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    -------

                                SECURITIES ACT
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 West Pender Street
          Vancouver, British Columbia
          V6E 2N7

          Telephone:     (604) 682-8854
          Facsimile:     (604) 688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          June 27, 1997.

ITEM 3.   PRESS RELEASE
          -------------
          June 27, 1997, Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. (the "Company") announced that it has entered into a private placement engagement agreement with a New York and London based investment firm for the placement of convertible preference shares and warrants.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          The Company announced that it has entered into a private placement engagement agreement with a New York and London based investment firm for the placement of convertible preference shares and warrants.

          The private placement will raise up to US $5,000,000 to be used for working capital and the Company's urban bus retrofit program in the US. The preference shares will be issued a price equal to 110% of the common shares market price at the date of closing.

          Financing is expected to take place in two tranches, with the first tranche of US 2,500,000 expected to close no later than July 15, 1997 and the second tranche of US $2,500,000 to close at a date to be mutually agreed withing 120 days of the first closing.

          As a condition of financing, the Company will be required to delist its shares from the VSE. The shares will continue to trade on the NASDAQ Small Cap Market.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------
          Not Applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------
          Not Applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------
          Andrew O.D. Lee
          c/o Turbordyne Technologies Inc.
          510 - 1090 West Pender Street
          Vancouver, British Columbia
          V6E 2N7

          Telephone:     (604) 682-8854
          Facsimile:     (604) 688-8624

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------
          The foregoing accurately discloses the material change referred to herein.



JULY 2, 1997
------------------------------
Date



/S/ ANDREW LEE
------------------------------
(signature)

Andrew O.D. Lee

Name

Secretary

Position


VANCOUVER, B.C.
-------------------------------
Place of Declaration